

03036459



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 25, 2003

OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission File Number: 1-6453

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
(title of plan)

PROCESSED
NOV 18 2003
THOMSON FINANCIAL

NATIONAL SEMICONDUCTOR CORPORATION
(issuer of securities held pursuant to the plan)

DELAWARE	95-2095071
(State of incorporation)	(I.R.S. Employer Identification Number)

2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California 95052-8090
(Address of principal executive offices)

Issuer's telephone number, including area code: (408) 721-5000

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

INDEX

	PAGE
REQUIRED INFORMATION	1
FINANCIAL INFORMATION (Prepared in accordance with the financial reporting requirements of ERISA).	
Report of Independent Auditors	F1
Statements of Net Assets Available for Benefits as of May 25, 2003 and May 26, 2002	F2
Statements of Changes in Net Assets Available for Benefits for the Years Ended May 25, 2003 and May 26, 2002	F3
Notes to Financial Statements	F4-F15
Supplemental Schedule	F16
Supplemental Schedule	
Schedule 1 Schedule of Assets Held for Investment Purposes as of May 25, 2003	S-17
SIGNATURE	2
INDEX TO EXHIBITS	3
CONSENT OF INDEPENDENT AUDITORS--Exhibit 1.0	4

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

REQUIRED INFORMATION

Items 1-3
National Semiconductor Corporation Retirement and Savings Program Financial Statements and Supplemental Schedules for the fiscal years ending May 25, 2003 and May 26, 2002, together with Independent Auditor's Report prepared in accordance with the financial reporting requirements of ERISA.

NATIONAL SEMICONDUCTOR CORPORATION

RETIREMENT AND SAVINGS PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

MAY 25, 2003 AND MAY 26, 2002

TOGETHER WITH

REPORT OF INDEPENDENT AUDITORS

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

TABLE OF CONTENTS

PAGE

Report of Independent Auditors 1

Statements of Net Assets Available for Benefits,
May 25, 2003 and May 26, 2002 2

Statements of Changes in Net Assets Available for
Benefits, Years Ended May 25, 2003 and May 26, 2002 3

Notes to Financial Statements 4-15

Supplemental Schedule 16

Schedule of Assets Held for Investment Purposes, May 25, 2003 17



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We have audited the accompanying Statements of Net Assets Available for Benefits of the **National Semiconductor Corporation Retirement and Savings Program** (the Program) as of May 25, 2003 and May 26, 2002 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the **National Semiconductor Corporation Retirement and Savings Program** as of May 25, 2003 and May 26, 2002, and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

October 3, 2003

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MAY 25, 2003 AND MAY 26, 2002

	2003	2002
Assets		
Investments, at Fair Value:		
Common Stock - National		
Semiconductor Corporation	$ 89,290,331	$ 122,618,745
Investment Funds	469,361,544	484,442,066
Cash and Cash Equivalents	4,373,030	5,504,065
Receivables:		
Participant Loans	12,273,721	12,454,076
Employer Contributions	4,903,757	4,736,884
Investment Income	1,178	5,405
Total Assets	580,203,561	629,761,241
Liabilities		
Payable for Investments Purchased	402,282	1,386,202
Total Liabilities	402,282	1,386,202
NET ASSETS AVAILABLE FOR BENEFITS	$ 579,801,279	$ 628,375,039

The accompanying notes are an integral part of these financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MAY 25, 2003 AND MAY 26, 2002

	2003	2002
Additions to Net Assets Attributed to:		
Income from Investments:		
Interest	$ 716,049	$ 2,813,348
Dividends	7,279,916	11,181,560
Net Realized and Unrealized Depreciation on Investments	(72,639,578)	(2,216,203)
Contributions:		
Employee	27,833,413	26,533,854
Employer	15,874,224	15,138,953
Total Additions (Reductions)	(20,935,976)	53,451,512
Deductions from Net Assets Attributed to:		
Benefit Distributions	27,578,380	37,960,624
Administrative Expenses	59,404	66,598
Total Deductions	27,637,784	38,027,222
Transfer to Other Plans	-	(59,889)
Increase (Decrease) in Net Assets Available for Benefits	(48,573,760)	15,364,401
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	628,375,039	613,010,638
END OF YEAR	$ 579,801,279	$ 628,375,039

The accompanying notes are an integral part of these financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 25, 2003 AND MAY 26, 2002

(1) Summary of Significant Accounting Principles

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for employee benefit plans which require the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates. Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Investment assets are stated at fair market value as determined by quoted prices.

(b) Trust Fund

A trust fund (the Trust) was created under terms of an agreement between National Semiconductor Corporation (the Company or NSC as the Sponsor) and Fidelity Management Trust Company (Fidelity as the Trustee). The Trust comprises all of the cash and stock contributions to the **National Semiconductor Retirement and Savings Program** (the Program), the investment of such contributions, any resulting earnings, losses, appreciation, and depreciation, less payments made to participants. Under the agreement, the cash contributions are used to purchase mutual funds issued by Fidelity Investments and other mutual fund companies. A NSC Stock Fund accounts for employee and employer cash contributions used in purchasing NSC Common Stock, as well as NSC Common Stock employer contributions.

(2) Participation and Benefits

The following description of the Program is provided for general information only. For a complete description of the Program, see the Program document.

The Program is a defined contribution plan sponsored by the Company. Elements of the Program are described below.

The Program consists of two components: a Profit Sharing feature (Profit Sharing), and a 401(k) feature (401(k)). Eligible employees automatically become participants in the Profit Sharing on the first day of hire. Eligible employees must elect to participate in the 401(k).

(2) Participation and Benefits (Continued)

The Program provides for distribution of benefits in the event of termination based on vesting schedules, as discussed below. Participants who terminate for reasons of normal retirement at age 65, death, or disability become 100% vested regardless of years of service. Early retirement requires the participant to be age 55 or older provided that the sum of the participant's age plus years of service equals or exceeds 65.

The total additions credited to a participant's accounts in a given year shall not exceed the lesser of 100% of the participant's W-2 compensation for the year or $40,000 for the calendar years 2003 and 2002, as adjusted for increases in the cost of living.

(a) Profit Sharing

Participants' accounts are credited with their allocation of the Company's contribution and forfeitures of terminated participants' non-vested accounts and unrealized gains/losses as of each Program year end. The Company contributions are made partly in cash and partly in NSC Common Stock.

Company contributions vest to participants over a 7 year period, 20% after 3 years of service and 20% annual increments for each additional year of service through year 7 with full vesting occurring upon completion of the 7th year.

(b) 401(k)

The 401(k) became effective June 1, 1984 and qualifies under Section 401(k) of the Internal Revenue Code.

Participants may elect to participate in the 401(k) by payroll deductions to their deferred compensation account. Participant-elected contributions and earnings thereon are 100% vested. Participants are also 100% vested in the Company's matching contributions at the time the contribution is made.

(2) Participation and Benefits (Continued)

(c) Investments

Participants may direct the investment of their 401(k) accounts and the cash portion of their Profit-Sharing accounts.

The following funds are available investments offered through Fidelity as the Program Trustee:

Fidelity Retirement Money Market Portfolio - This fund seeks to preserve the investments by keeping its price stable at $1 per share and providing current income. This fund invests in high-quality, short-term money market securities of U.S. and foreign issuers, including short-term corporate obligations, U.S. Government obligations and certificates of deposit.

Fidelity Intermediate Bond Fund - This fund seeks to provide high current income and invests in all types of U.S. and foreign bonds, including corporate or U.S. Government issues, usually in bonds considered medium to high quality (investment grade) with average maturity of 3-10 years.

Fidelity Growth & Income Portfolio - This fund seeks to provide high total return from a combination of current income and capital growth. Investments consist of U.S. and foreign stocks, focusing on those that pay current dividends and show potential earnings growth, and may also consist of bonds.

Fidelity Puritan Fund - This fund seeks to provide high income while trying to preserve investments as well as considering capital growth. The fund invests in a wide variety of securities of U.S. and foreign issuers, including those in emerging markets that may involve additional risks. Investments may include all types of bonds of any quality as well as common and preferred stocks.

INVESCO Total Return Fund - This fund, which is managed by INVESCO Funds Group, Inc., seeks to provide high total return through capital growth and current income. The fund invests 30% in stocks and 30% in fixed and variable income securities (bonds), with the remaining 40% spread out between stocks and bonds based on business, economic and market conditions, including foreign securities. Effective July 1, 2000, this fund was closed to future investments by participants. Effective March 3, 2003, the fund was liquidated and the assets were transferred to the Fidelity Puritan Fund.

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Fidelity Contrafund - This fund's objective is to increase the investment over the long term through capital growth and mainly invests in undervalued common stocks. The fund also invests in companies that are currently out of public favor but that show potential for capital growth. This may subject the stocks held by the fund to price fluctuations.

Spartan U.S. Equity Index Fund - This fund, managed by Fidelity Management and Research Company, has an objective of keeping expenses low while pursuing growth of capital and income through investments in domestic common stocks and seeks to provide total returns which correspond to that of the Standard & Poor's 500 Index™.

Fidelity Low-Priced Stock Fund - This fund's objective is long-term capital growth and invests primarily in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth.

American Funds Euro-Pacific Growth Fund R5- This fund, which is managed by Capital Research and Management Company, primarily invests in stocks of companies that do most of their business outside the United States. At least 65% of the fund's total assets will be invested in securities of companies from Europe or the Pacific Basin.

MSI Equity Growth Portfolio A - This fund is managed by Morgan Stanley Investment Management, Inc. and is invested primarily in common stocks of medium-to-large sized U.S. corporations and, to a limited extent, foreign corporations that have shown rapid and/or promising growth.

Montag & Caldwell Balanced Fund I – This fund is managed by Montag & Caldwell, Inc. and invests in a combination of equity, fixed income and short-term securities. Generally, between 50% and 70% of the fund's total assets will be invested in equity securities, and at least 25% will be invested in fixed income securities to provide a stable flow of income.

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Janus Enterprise Fund – This fund is managed by Janus Capital Corporation and invests primarily in common stocks. The fund normally invests at least 50% of its equity assets in securities issued by medium-sized companies.

RS Emerging Growth Fund – This fund is managed by RS Investment Management, Inc. and invests primarily in common stocks of emerging growth companies. Such companies are believed by the adviser to have the potential for more rapid growth than the overall economy.

NSC Stock Fund – This fund invests in National Semiconductor Corporation common stock.

Effective February 18, 2003, the following 2 funds were added to the investment options available to Program participants:

Dodge & Cox Stock Fund – This fund is managed by Dodge & Cox and invests in a broadly diversified portfolio of common stocks. The fund will invest up to 80% of its assets in common stocks, but may also invest in preferred or convertible stock. The fund may also invest up to 20% of its assets in U.S. dollar denominated foreign securities.

Lord Abbett Mid-Cap Value Fund Y – This fund is managed by Lord Abbett & Co., and invests in stocks of medium-sized companies that are believed by the fund's manager to be undervalued in the market place. The fund will normally invest at least 65% of its assets in companies with market capitalizations of roughly $500 million to $10 billion.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 25, 2003 AND MAY 26, 2002

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Investments at May 25, 2003 and May 26, 2002, at fair value, are summarized as follows:

	2003	2002
Fidelity Retirement Money Market Portfolio	$ 81,426,738 *	$ 72,872,787 *
Fidelity Intermediate Bond Fund	42,553,554 *	30,119,987
Fidelity Growth & Income Portfolio	30,507,031 *	33,408,119 *
Fidelity Puritan Fund	112,493,068 *	121,536,555 *
INVESCO Total Return Fund	-	2,226,825
Fidelity Contrafund	128,867,693 *	145,588,717 *
Spartan U.S. Equity Index Fund	13,663,977	13,710,988
Fidelity Low-Priced Stock Fund	26,980,886	28,962,488
American Funds Euro-Pacific Growth Fund R5	10,888,616	12,412,547
MSI Equity Growth Portfolio A	8,501,896	10,688,308
Montag & Caldwell Balanced Fund I	894,651	733,865
Janus Enterprise Fund	6,089,668	6,187,699
RS Emerging Growth Fund	5,007,047	5,993,181
Dodge & Cox Stock Fund	1,192,839	-
Lord Abbett Mid-Cap Value Fund Y	293,880	-
	469,361,544	484,442,066
National Semiconductor Corporation Common Stock	89,290,331 *	122,618,745 *
	$558,651,875	$607,060,811

* Represents 5% or more of net assets available for benefits.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 25, 2003 AND MAY 26, 2002

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Net appreciation/(depreciation) on investments, including realized and unrealized gains (losses) for the years ended May 25, 2003 and May 26, 2002 are as follows:

	2003	2002
Fidelity Intermediate Bond Fund	$ 2,514,088	$ 543,739
Fidelity Growth & Income Portfolio	(4,043,190)	(4,140,748)
Fidelity Puritan Fund	(8,119,281)	(8,907,691)
INVESCO Total Return Fund	(409,038)	(214,876)
Fidelity Contrafund	(12,769,882)	(4,496,105)
Spartan U.S. Equity Index Fund	(1,665,696)	(2,283,429)
Fidelity Low-Priced Stock Fund	(3,340,860)	3,038,796
American Funds Euro-Pacific Growth Fund R5	(1,803,862)	(1,262,221)
MSI Equity Growth Portfolio A	(1,529,476)	(2,616,748)
Montag & Caldwell Balanced Fund I	(42,726)	(35,500)
Janus Enterprise Fund	(610,831)	(3,538,103)
RS Emerging Growth Fund	(998,904)	(2,533,717)
Dodge & Cox Stock Fund	95,716	-
Lord Abbett Mid-Cap Value Fund Y	28,363	-
National Semiconductor Corporation Common Stock	(39,943,999)	24,230,400
	$(72,639,578)	$ (2,216,203)

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 25, 2003 AND MAY 26, 2002

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

The following represents the non-participant directed investments and activity in the Profit-Sharing component of the Program:

Statements of Net Assets Available for Benefits, May 25, 2003 and May 26, 2002:

	2003		2002	
	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund
Assets				
Investments, at Fair Value:				
National Semiconductor Corporation Common Stock	$ -	$ 27,872,456	$ -	$ 40,026,841
Fidelity Retirement Money Market Portfolio	140,882	-	139,012	-
Employer Contribution Receivable	-	888,395	-	844,970
Total Assets	140,882	28,760,851	139,012	40,871,811
Liabilities	-	-	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 140,882	$ 28,760,851	$ 139,012	$ 40,871,811

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 25, 2003 AND MAY 26, 2002

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Statement of Changes in Net Assets Available for Benefits, Years Ended May 25, 2003 and May 26, 2002:

	2003		2002	
	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund
Additions to Net Assets Attributed to:				
Income from Investments:				
Interest	$ 1,870	$ 575	$ 2,186	$ -
Net Realized and Unrealized Appreciation (Depreciation) on Investments	-	(11,818,110)	-	4,445,519
Employer Contributions	-	888,395	-	844,970
Total Additions	1,870	(10,929,140)	2,186	5,290,489
Deductions from Net Assets Attributed to:				
Benefit Distributions	-	1,181,699	-	2,401,352
Forfeitures	-	-	-	2,855
Administrative Expenses	-	4	-	59
Total Deductions	-	1,181,703	-	2,404,266
Transfers (Net)	-	(117)	85,209	5,826
Transfer to Other Plans	-	-	-	(283)
Increase (Decrease) in Net Assets Available for Benefits	1,870	(12,110,960)	87,395	2,891,766
NET ASSETS AVAILABLE FOR BENEFITS				
BEGINNING OF YEAR	139,012	40,871,811	51,617	37,980,045
END OF YEAR	$ 140,882	$ 28,760,851	$ 139,012	$40,871,811

(2) Participation and Benefits (Continued)

(d) Participant Loans

Participants may borrow the lesser of 50% of their total vested Retirement and Savings Program account balances or $50,000, with other limitations as described in the Program documents. Interest rates are set on the first business day of the month, and are based on the prime rate quoted in the Wall Street Journal less 1%. Repayment terms are generally up to 5 years, and may be extended to 10 years for residential loans. Repayment of loans generally is made through payroll deductions. In the event a Participant is laid off, on an authorized leave of absence, is for any reason not receiving a paycheck, or is separated from service, such Participant shall make direct monthly payments on any loan outstanding. In the event payment is not received by 90 days after the due date, the loan will be in default. Any unpaid balances considered in default are converted to distributions at the time the default occurs.

(3) Contributions

The Company's aggregate contribution will not exceed the maximum amount allowable as a federal income tax deduction to the Company for the Program year.

(a) Profit Sharing

The Company contributes the greater of 5% of net pretax profits (as defined by the Program) or 1% of eligible compensation for the Program year, subject to a limitation of 5% of eligible compensation. The Board of Directors of the Company may make an additional elective profit sharing contribution in any Program year. The allocation to each participant's share of profit sharing contribution bears the same ratio to the total contribution as each participant's eligible compensation bears to the total eligible compensation for such Program year.

The contributions are made in the form of 75% cash and 25% NSC common stock. For Program year 2003, the Company contributed $2,665,214 in cash and $888,395 in NSC common stock. For Program year 2002, the Company contributed $2,534,996 in cash and $844,970 in NSC common stock.

(3) Contributions (Continued)

(b) 401(k)

Participants may elect to contribute to the 401(k) any whole percentage of eligible compensation to a maximum of 15% up to a maximum tax-deferred total of $12,000 and $11,000 for participants under age 50, and $14,000 and $12,000 for participants age 50 and over, for calendar years 2003 and 2002, respectively.

The Company's annual matching contribution is dollar-for-dollar on the first 4% of the Participant's compensation contributed to the Program. The Company's matching contribution is made together with salary deferrals at each pay period.

The maximum percentage of deferral is determined by the Administrative Committee. The percentage and maximum amount the Company contributes is determined by the Board of Directors. The Company contributed $12,320,615 for Program year 2003 and $11,758,987 for Program year 2002.

(4) Obligation for Retirement and Savings Benefits

The Program provides for the appointment of an Administrative Committee and a Trustee to manage the operation and administration of the Program. Certain investment expenses related to mutual funds and recordkeeping fees are charged to participants investing in those funds; other fees and administrative expenses of the Program are paid by the Company. The Company has established the Program with the bona fide intention and expectation that it will continue indefinitely and the Company will be able to make its contributions indefinitely. However, the Company is under no obligation to continue its contributions or maintain the Program for any given length of time and may, at its sole and absolute discretion, completely discontinue its contributions or terminate the Program at any time without liability. In the event of termination of the Program or complete discontinuance of contributions, the full value of the accounts of all participants shall become fully vested and nonforfeitable.

In the event of partial termination of the Program, the full value of the accounts of the participants involved in the partial termination shall become fully vested and nonforfeitable.

(4) Obligation for Retirement and Savings Benefits (Continued)

At May 25, 2003 and May 26, 2002, there were no benefits due to terminated participants.

(5) Federal Income Taxes

The Program obtained its latest determination letter on August 8, 2003, in which the Internal Revenue Service stated that the Program was in compliance with the applicable requirements of the Internal Revenue Code. The Program Administrator and the Program's tax counsel believe that the Program is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that therefore the Program was qualified and the related Trust was tax-exempt as of the financial statement date.

(6) Transfers To Other Plans

As a result of the divestiture of the National Semiconductor Credit Union during the 2001 Program year, a transfer of $59,889 was made to the National Semiconductor Federal Credit Union 401(k) Plan during the 2002 Program year.

(7) Subsequent Event

NSC common stock held in the Profit Sharing and 401(k) had a market value of $22.43 per share as of May 25, 2003. As of October 3, 2003, the market value of NSC common stock had increased to $35.73 per share.

SUPPLEMENTAL SCHEDULE

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
EIN 95-2095071 PLAN NO. 001
FORM 5500, SCHEDULE H, PART IV, ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MAY 25, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Fidelity Investments	Retirement Money Market Portfolio	$ 81,426,738	$ 81,426,738
*	Fidelity Investments	Intermediate Bond Fund	39,631,158	42,553,554
*	Fidelity Investments	Growth & Income Portfolio	37,409,375	30,507,031
*	Fidelity Investments	Puritan Fund	123,096,194	112,493,068
*	Fidelity Investments	Contrafund	149,397,148	128,867,693
*	Fidelity Investments	Spartan U.S. Equity Index Fund	16,992,552	13,663,977
*	Fidelity Investments	Low-Priced Stock Fund	25,299,114	26,980,886
	American Funds	Euro-Pacific Growth Fund R5	9,917,889	10,888,616
	Morgan Stanley Investment Management, Inc.	Equity Growth Portfolio A	7,592,393	8,501,896
	Montag & Caldwell, Inc.	Balanced Fund I	969,333	894,651
	Janus Funds	Enterprise Fund	10,649,763	6,089,668
	RS Investment Management, Inc.	Emerging Growth Fund	8,517,529	5,007,047
	Dodge & Cox	Stock Fund	1,098,921	1,192,839
	Lord Abbett	Mid-Cap Value Fund Y	267,912	293,880
*	National Semiconductor Corporation	Common Stock	100,940,090	89,290,331
*	Participant Loans	3.25% to 8.06%	-	12,273,721

* Represents Parties-In-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Retirement and Savings Program

Date: November 14, 2003



Edward Sweeney
Chairman, Administrative Committee
of the National Semiconductor
Corporation Retirement and Savings
Program

INDEX TO EXHIBITS

Designation	Description of Exhibit
1.0	Consent of Independent Auditors



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1.0

CONSENT OF INDEPENDENT AUDITORS

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We consent to the incorporation by reference in Registration Statement number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission on August 26, 1992, of our report dated October 3, 2003, on the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program for the year ended May 25, 2003.

Morris, Davis & Chan

Oakland, California
November 14, 2003

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina